SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 7

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, NY 10022

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2010 (as amended by Amendment No. 1 thereto filed with the Commission on January 21, 2011) and effective as of February 3, 2011 (Registration Number 333-170922) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).

The sole purpose of this Amendment No. 7 is to file with the Commission (i) the recent developments in the Republic as of April 8, 2014, which is included as Exhibit D-5 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibits D, D-1, D-2, D-3 and D-4, (ii) the legal opinions included as Exhibits P and Q hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement, (iii) the underwriting agreement which is included as Exhibit R, (iv) an itemized list of estimated expenses incurred or borne by or for the account of the Registrant in connection with the sale of the Notes, included as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 16th day of April, 2014.

REPUBLIC OF TURKEY

By:	/s/ Dr. Mustafa DURAN
Dr. Mustafa DURAN Acting Director General Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2013 Annual Budget of the Republic (in Turkish)

* D	Current Description of the Republic

* D-1	Current Description of the Republic

* D-2	Recent Developments in the Republic as of November 5, 2013

* D-3	Recent Developments in the Republic as of January 22, 2014

* D-4	Recent Developments in the Republic as of February 12, 2014

D-5	Recent Developments in the Republic as of April 8, 2014

* E	Form of Fiscal Agency Agreement dated as of October 4, 2013, between the Republic of Turkey and Citibank, N.A., London Branch, as Fiscal Agent

* F	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 12, 2013

* G	Opinion of Arnold & Porter LLP dated November 12, 2013

* H	Underwriting Agreement dated November 5, 2013

* I	Form of Amendment No. 3, dated as of January 22, 2014, to the Fiscal Agency Agreement, dated as of December 15, 1998, as amended by Amendment No. 1 to Fiscal Agency Agreement, dated as of September 17, 2003, and Amendment No. 2 to the Fiscal Agency Agreement, dated as of January 7, 2004, between the Registrant and The Bank of New York Mellon (as successor-in-interest to JPMorgan Chase Bank, N.A.), as Fiscal Agent

* J	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 29, 2014

* K	Opinion of Arnold & Porter LLP dated January 29, 2014

* L	Underwriting Agreement dated January 22, 2014

* M	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated February 19, 2014

* N	Opinion of Arnold & Porter LLP dated February 19, 2014

* O	Underwriting Agreement dated February 12, 2014

P	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated April 11, 2014

Q	Opinion of Arnold & Porter LLP dated April 11, 2014

R	Underwriting Agreement dated April 8, 2014

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Registrant in connection with the sale of the 4.125% Notes due April 11, 2023

*	Previously filed.